Exhibit 99.1

For Immediate Release

Flamel Technologies Announces First Quarter Results, Including Milestone
from TAP Pharmaceuticals

LYON, France — May 5, 2005 — Flamel Technologies (Nasdaq: FLML) today announced its financial results for the first quarter of 2005.

Net income for the quarter was $0.2 million, compared to net income of $3.9 million in the first quarter of 2004. Net gain per share (basic) for the first quarter of 2005 was $0.01, compared to net income per share (basic) in the year-ago period of $0.18. Fully diluted earnings per share for the quarter were $0.01 versus $0.16 for the comparable period a year ago. Cash and marketable securities at the end of the first quarter totaled $108.8 million, compared to $105.4 million at the end of the year-ago period.

For the first quarter, Flamel reported total revenues of $8.1 million, compared to $14.4 million in the first quarter of 2004. In the first quarter of 2005, Flamel received a $1.5 million milestone payment from TAP Pharmaceuticals. In the first quarter of 2004, Flamel received a $5 million milestone payment from Bristol-Myers Squibb Company. Expenses increased to $15.7 million from $10.6 million in the year-ago quarter. This increase results from ongoing clinical trials for interferon and interleukin, additional trials which have not been disclosed, and an increase in personnel. The increase in personnel includes additional development work and preparations for supply of product to be made by Flamel to GlaxoSmithKline (“GSK”) pursuant to the supply agreement signed with GSK in December 2004. Flamel employed 230 employees over the first three months of 2005, of whom 162 (or 70%) were scientists involved in research and development. Comparable numbers in 2004 were 189 employees, including 132 scientists.

Other income of $5.3M is mainly composed of the termination fees received in February 2005 from Bristol-Myers Squibb in full settlement of all amounts due to Flamel.

Flamel’s 2005 first quarter revenues included license and research revenues of $7.5 million. License and research revenues in the first quarter of 2004 were $13.3 million. Revenues from product sales and services during the quarter declined to $0.4 million compared to $0.9 million in the first quarter of 2004, reflecting our decision to de-emphasize contract manufacturing activities. Other revenues were $0.2 million, compared to $0.1 million in the year-ago period. Costs and expenses of Flamel’s research and development increased to $13.5 million, from $7.9 million in the year-ago quarter. This was largely as a result of increased clinical and preclinical study work, related to projects developed internally and also with our partners, the increase in employees and costs related to establishing facilities in which for them to work, as well as the increase of 4.8% in the value of the Euro against the U.S. dollar versus the year-ago period. Costs of goods and services sold decreased to $0.3 million, compared to $0.8 million a year ago, largely in conjunction with decreased revenues in this category. SG&A was relatively flat at $1.9 million, resulting from a decline in stock compensation expense, offset by increases in costs for professional staff.

Comparable numbers from the year-ago period reflect the charge that the Company announced when reporting its fourth quarter and fiscal 2004 results, i.e. unrealized gains related to the marketable securities held by the Company as of March 31, 2004, have been recorded in other comprehensive income instead of earnings. As a consequence, the corrected net income for the three-month period ended March 31st, 2004 amounted to $3.9M instead of $4.3M in our first quarter 2004 press release.

The impact of the Company’s accounting treatment for its marketable securities is now confirmed as relating to both its 2003 and 2004 results. As a result of the correction of the 2003 financial statements, the Company’s net loss related to the fiscal year 2003 is increased by €380,000 or $430,000, while the net income related to fiscal year 2004 is increased by the same amount. Our earnings for the fiscal year 2004 should total $12,498 million, or 53 cents per share, fully diluted; basic earnings per share were 58 cents per share. Similarly, the loss in 2003 totaled $3.924 million or ($0.22) per share.

“During this quarter, we have achieved another important milestone with TAP on the lansoprazole project,” said Dr. Gerard Soula, president and chief executive officer of Flamel Technologies S.A. “We have started work on the construction of the facility necessary for the supply arrangements signed with GSK in December of last year, and have hired the staff to achieve these goals as well as other projects. We continue to intensively prospect for partnering our internal projects and to promote our two platforms, Medusa® and Micropump®. Flamel had more than $108 million in cash at the end of the last quarter, and is in good position to execute its strategy of development to increase shareholder value.”

     Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

     A conference call to discuss earnings is scheduled for 8:30 AM EDT May 6, 2005. The dial-in number (for investors in the U.S. and Canada) is 800-374-1498; The conference ID number is 5840434. International investors are invited to dial (1) 706-634-7261.

Contact: Gérard Soula, C.E.O. Tel: (33) 4-72-78-34-34 Fax: (33) 4-72-78-34-35 E-Mail: Soula@flamel.com	Stephen H. Willard, Chief Financial Officer Tel: (202) 862-3993 Fax: (202) 862-3933 E-Mail: Willard@flamel.com
Charles Marlio Tel: (202) 862-8535 Fax: (202) 862-3933 E-mail: Marlio@flamel.com

This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.

These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2003.

Schedule Attached

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	3-months period ended
	March 31, 2004	March 31, 2005
	restated
Revenue:
License and research revenue	$13,301	$7,449
Product sales and services	949	408
Other revenues	103	248

Total revenue	14,353	8,105

Costs and expenses:
Cost of goods and services sold	(837)	(337)
Research and development	(7,872)	(13,454)
Selling, general and administrative	(1,860)	(1,894)

Total	(10,569)	(15,685)

Profit (loss) from operations	3,784	(7,580)

Interest income, net	111	2,310
Foreign exchange gain (loss)	(13)	381
Other income (loss)	57	5,267

Income (loss) before income taxes	3,939	378
Income tax benefit (expense)	(23)	(193)

Net income (loss)	$3,916	$185

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.18	$0.01
Diluted earnings (loss) per share	$0.16	$0.01

Weighted average number of shares outstanding (in thousands):

Basic	21,404	21,548
Diluted	23,999	23,200